UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38762

BiomX Inc.

(Exact name of registrant as specified in its charter)

708 Quince Orchard Rd, Suite 205 Gaithersburg, MD (844) 972-0500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Common Stock, $0.0001 par value, and one Warrant

Warrants, each exercisable for one-half of a share of common stock, $0.0001 par value, at an exercise price of $115.00 per share

(Title of each class of securities covered by this Form)

Common Stock, $0.0001 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders of Units; 0 holders of Warrants

Pursuant to the requirements of the Securities Exchange Act of 1934, BiomX Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BiomX Inc.

Date: October 31, 2024	By:	/s/ Marina Wolfson
	Name:	Marina Wolfson
	Title:	Chief Financial Officer